SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b) (1)


                      National Information Consortium, Inc.
                      -------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   636491102
                                   ---------
                                 (CUSIP Number)

                                February 14, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 636491102                   13G                     Page 2 of 13 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Hellman & Friedman Capital Partners III, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b)

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                                5.   SOLE VOTING POWER

        NUMBER OF                    - 0 -
         SHARES
      BENEFICIALLY              6.   SHARED VOTING POWER
        OWNED BY
          EACH                       3,033,387
        REPORTING
         PERSON                 7.   SOLE DISPOSITIVE POWER
          WITH
                                     - 0 -

                                8.   SHARED DISPOSITIVE POWER

                                     3,033,387

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,033,387


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.5%

12.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636491102                   13G                     Page 3 of 13 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     H&F Orchard Partners III, L.P.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b)

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                                5.   SOLE VOTING POWER

        NUMBER OF                    - 0 -
         SHARES
      BENEFICIALLY              6.   SHARED VOTING POWER
        OWNED BY
          EACH                       221,278
        REPORTING
         PERSON                 7.   SOLE DISPOSITIVE POWER
          WITH
                                     - 0 -

                                8.   SHARED DISPOSITIVE POWER

                                     221,278

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     221,278

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.4%

12.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636491102                   13G                     Page 4 of 13 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     H&F International Partners III, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b)

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                                5.   SOLE VOTING POWER

                                     - 0 -
        NUMBER OF
         SHARES                 6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                     66,422
          EACH
        REPORTING               7.   SOLE DISPOSITIVE POWER
         PERSON
          WITH                       - 0 -

                                8.   SHARED DISPOSITIVE POWER

                                     66,422

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     66,422

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.1%

12.  TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636491102                   13G                     Page 5 of 13 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     H&F Investors III, Inc.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b)

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                                5.   SOLE VOTING POWER

        NUMBER OF                    - 0 -
         SHARES
      BENEFICIALLY              6.   SHARED VOTING POWER
        OWNED BY
          EACH                       3,321,087
        REPORTING
         PERSON                 7.   SOLE DISPOSITIVE POWER
          WITH
                                     - 0 -

                                8.   SHARED DISPOSITIVE POWER

                                     3,321,087

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,321,087

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%

12.  TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636491102                   13G                     Page 6 of 13 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     F. Warren Hellman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b)

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                                5.   SOLE VOTING POWER

        NUMBER OF                    - 0 -
         SHARES
      BENEFICIALLY              6.   SHARED VOTING POWER
        OWNED BY
          EACH                       3,321,087
        REPORTING
         PERSON                 7.   SOLE DISPOSITIVE POWER
          WITH
                                     - 0 -

                                8.   SHARED DISPOSITIVE POWER

                                     3,321,087

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,321,087

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%

12.  TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636491102                   13G                     Page 7 of 13 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     John L. Bunce, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b)

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                                5.   SOLE VOTING POWER

                                     - 0 -
        NUMBER OF
         SHARES                 6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                     3,321,087
          EACH
        REPORTING               7.   SOLE DISPOSITIVE POWER
         PERSON
          WITH                       - 0 -

                                8.   SHARED DISPOSITIVE POWER

                                     3,321,087

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,321,087

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%

12.  TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).    Name of Issuer:
              National Information Consortium, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
              12 Corporate Woods
              10975 Benson Street, Suite 390
              Overland Park, KS 66210

Item 2(a).    Names of Persons Filing:
              This statement is filed on behalf of Hellman & Friedman Capital Partners III, L.P., a California limited partnership, H&F International Partners III, L.P., a California limited partnership, H&F Orchard Partners III, L.P., a California limited partnership (collectively, the "H&F Investors"), H&F Investors III, Inc., a California C corporation ("H&F Inc."), F. Warren Hellman and John L. Bunce, Jr.

              The H&F Investors are the direct owners of the Shares (as defined below). The sole general partner of the H&F Investors is H&F Investors III, a California general partnership. The managing general partner of H&F Investors III is Hellman & Friedman Associates III, L.P., a California limited partnership, and the managing general partner of Hellman & Friedman Associates III, L.P. is H&F Inc. The sole shareholder of H&F Inc. is The Hellman Family Revocable Trust (the "Trust"). Mr. Hellman is a director of H&F Inc. and a trustee of the Trust. The investment decisions of H&F Inc. are made by an executive committee, of which Messrs. Hellman and Bunce are voting members. The executive committee indirectly exercises sole voting and investment power with respect to the Shares held by the H&F Investors. As members of the executive committee, Messrs. Hellman and Bunce could be deemed to beneficially own such shares, but each disclaims such beneficial ownership except to the extent of his indirect pecuniary interest in such shares.

Item 2(b).    Address of Principal Business Office or, if none, Residence:
              The principal business office of each Reporting Person is One Maritime Plaza, 12th Floor, San Francisco, California 94111.

Item 2(c).    Citizenship:

              Each of the H&F Investors is a California limited partnership. H&F Inc. is a California C corporation. F. Warren Hellman and John L. Bunce, Jr. are citizens of the United States of America.

Item 2(d).    Title of Class of Securities:
              Common Stock, no par value (the "Shares").

Item 2(e).    CUSIP Number:
              The CUSIP number for the Shares is 636491102.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              (a) [ ] Broker or dealer registered under Section 15 of the
                      Exchange Act.

              (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

              (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

              (d) [ ] Investment company registered under Section 8 of the
                      Investment Company Act.

              (e) [ ] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E).

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

              (h) [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

              (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

              (a)  Amount beneficially owned:

                   See response to item 9 on pages 2-[ ] with respect to each filing person.

              (b)  Percent of class:

                   See response to item 11 on pages 2-[ ] with respect to each filing person.

              (c)  Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote:

                           See response to item 5 on pages 2-6 with respect to each filing person.

                     (ii)  Shared power to vote or to direct the vote:

                           See response to item 5 on pages 2-6 with respect to each filing person.

                     (iii) Sole power to dispose or to direct the disposition
                           of:

                           See response to item 5 on pages 2-6 with respect to each filing person.

                     (iv) Shared power to dispose or to direct the disposition of:

                           See response to item 5 on pages 2-6 with respect to each filing person.

Item 5.       Ownership of Five Percent or Less of a Class.
              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security

              Being Reported on by the Parent Holding Company.
              Not Applicable.

Item 8.       Identification and Classification of Members of the Group.
              Not Applicable.

Item 9.       Notice of Dissolution of Group.
              Not Applicable.

Item 10.      Certification.
              Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of : February 1, 2001
                                           H&F INVESTORS III, INC.



                                           By: /s/ John L. Bunce, Jr.
                                               ---------------------------------
                                               Name: John L. Bunce, Jr.
                                               Title: Vice President

                     AGREEMENT WITH RESPECT TO SCHEDULE 13G

                  The undersigned hereby agree that any Statement on Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of National Information Consortium, Inc., a Colorado corporation may be filed by any of the undersigned on behalf of all of the undersigned.

                  IN WITNESS WHEREOF, the undersigned have caused the Agreement to be executed in counterparts by their duly authorized signatories as of this 1st day of February, 2001.

                                           HELLMAN & FRIEDMAN CAPITAL
                                              PARTNERS III, L.P.

                                           By its General Partner,
                                              H&F Investors III

                                           By its Managing General Partner,
                                              Hellman & Friedman Associates
                                              III, L.P.

                                           By its Managing General Partner,
                                              H&F Investors III, Inc.



                                           By: /s/ John L. Bunce, Jr.
                                               ---------------------------------
                                               Name: John L. Bunce, Jr.
                                                Title: Vice President


                                           H&F ORCHARD PARTNERS III, L.P.

                                           By its General Partner,
                                              H&F Investors III

                                           By its Managing General Partner,
                                              Hellman & Friedman Associates
                                              III, L.P.

                                           By its Managing General Partner,
                                              H&F Investors III, Inc.



                                           By: /s/ John L. Bunce, Jr.
                                               ---------------------------------
                                               Name: John L. Bunce, Jr.
                                               Title: Vice President

                                           H&F INTERNATIONAL PARTNERS III, L.P.

                                           By its General Partner, H&F
                                              Investors III

                                           By its Managing General Partner,
                                              Hellman & Friedman Associates
                                              III, L.P.

                                           By its Managing General Partner,
                                              H&F Investors III, Inc.



                                           By: /s/ John L. Bunce, Jr.
                                               ---------------------------------
                                               Name: John L. Bunce, Jr.
                                                Title: Vice President


                                           H&F INVESTORS III, INC.


                                           By: /s/ John L. Bunce, Jr.
                                               ---------------------------------
                                               Name: John L. Bunce, Jr.
                                                Title: Vice President



                                           By: /s/ F. Warren Hellman
                                               ---------------------------------
                                               Name: F. Warren Hellman



                                           By: /s/ John L. Bunce, Jr.
                                               ---------------------------------
                                               Name: John L. Bunce, Jr.